Exhibit 99.1

Daqo New Energy’s Subsidiaries Announce Six-Year High-Purity Polysilicon

Supply Agreement with a leading Solar Manufacturing Company in China

Shanghai, China – October 25, 2022 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiaries Xinjiang Daqo and Inner Mongolia Daqo had signed a six-year high-purity polysilicon supply agreement with a leading solar manufacturing company in China.

Under the supply agreement, Xinjiang Daqo and Inner Mongolia Daqo will provide this leading manufacturing company with a total amount of 432,000 MT high-purity mono-grade polysilicon from January 1, 2023 to December 31, 2028. Actual prices will be negotiated by both parties monthly according to market conditions.

Mr. Longgen Zhang, chief executive officer of Daqo New Energy, commented, “We continue to see robust demand for high-purity polysilicon as our downstream customers are expanding their capacities very fast and want to secure the supply for their raw materials. We expect that high-efficiency solar modules based on N-type technology will increase the market share very rapidly starting from next year. N-type technology requires even higher purity of polysilicon than the current P-type mono technology. We have confidence to benefit from this trend and differentiate us from our competitors by providing high-purity polysilicon to address the fast growing demand for N-type products.”

About Daqo New Energy

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest-cost producers of high-purity polysilicon.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.